UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 OCTOBER 2019

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2019, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2019.

Accounting policies

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report and Accounts.

The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; as required under this option comparative information has not been restated. Upon initial application the Group recognised a right-of-use asset of £1.7 billion (after offsetting existing lease liabilities) and a corresponding lease obligation of £1.8 billion; there was no impact on shareholders’ equity.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within the tax charge in the income statement. Comparatives have been restated, reducing the tax charge and increasing profit for the nine months ended 30 September 2018 by £76 million; there is no impact on shareholders’ equity or earnings per share.

FINANCIAL REVIEW

Income statement

In the nine months to 30 September 2019 the Group reported a profit before tax of £2,947 million compared to £4,934 million in same period of 2018, representing a decrease of £1,987 million which was largely driven by an additional £1,800 million payment protection insurance (PPI) charge taken in the third quarter of the period.

Profit for the period, after tax, was £1,987 million reflecting an effective tax rate of 32.6 per cent, up 8.4 per cent from 24.2 per cent in prior year principally due to non-deductible components of the additional PPI charge in the third quarter which more than offset a benefit from the release of a deferred tax liability in the first half of 2019.

Total income, net of insurance claims fell by £530 million, or 4 per cent, to £13,778 million in the first nine months of 2019 compared to £14,308 million in the first nine months of 2018 with the benefit of increased other income being more than offset by both a reduction in net interest income and an increase in insurance claims in the period.

Net interest income was £7,425 million, down £1,713 million or 19 per cent, compared to £9,138 million in the prior year. Included within the net interest income for the period was £1,557 million of interest expense payable to minority unit holders of the Group’s consolidated Open-Ended Investment Companies (OEICs), representing an increase of £1,297 million from £260 million in 2018 reflecting the strong performance of UK equity markets in the period compared to the prior year. Excluding interest expense relating to OEICs net interest income was down £416 million reflecting a slightly lower net interest margin with the benefit of lower deposit costs, higher current account balances and a small benefit from aligning MBNA credit card terms to other brands across the Group being more than offset by continued pressure on asset margins. Average interest-earning banking assets also fell with growth in targeted segments being more than offset by lower balances in the closed mortgage book and the sale of the Irish mortgage portfolio in the first half of 2018.

Other income grew by £13,336 million to £26,367 million in the period driven by a significant increase in net trading income which grew from £2,899 million in the first nine months of 2018 to £16,501 million in 2019 reflecting the impact of market gains on policyholder investments held within the Group’s insurance business.

Insurance claims were up significantly on prior year at £20,014 million compared to £7,861 million in the first nine months of 2018 predominantly reflecting the movements in the Group’s liabilities arising from insurance and investment contracts as markets performed well in 2019 in comparison to the prior year.

Total operating expenses increased by £1,243 million on prior year to £9,881 million compared to £8,638 million in the first nine months of 2018 with the benefit of increased efficiency, process improvements and reduced restructuring costs reflecting the completion of both the MBNA integration and the ring-fencing programme being more than offset by the additional PPI charges taken in 2019. The total PPI provision charge for the period of £2,450 million included an additional charge of £1,800 million in the quarter, reflecting the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, a PPI provision linked to the Official Receiver and associated administration costs. The assessment of PIR volumes is now complete and this charge reflects this and the most recent data in terms of quality, which remains low, averaging around 10 per cent.

The Group’s impairment charge, which assumes an orderly exit of the UK from the European Union, was £214 million higher at £950 million compared to £736 million in the first nine months of 2018, with the increase primarily driven by a single large corporate charge in the third quarter and lower used car prices impacting the Group’s leasing business.

FINANCIAL REVIEW (continued)

Balance sheet and capital

The Group’s total assets as at 30 September 2019 were £858,543 million representing an increase on 31 December 2018 of £60,945 million. Financial assets at amortised cost of £518,993 million were up £22,614 million from £496,379 million driven by a £17,943 million increase in loans and advances to customers largely attributable to growth in customer reverse repurchase agreements. The Group experienced lending growth in targeted segments, including the open mortgage book, SME and Motor Finance which was offset by reductions in the closed mortgage book and Global Corporates and Financial Institutions. The open mortgage book grew by £6.1 billion driven by a £3.7 billion acquisition of the Tesco Bank’s residential mortgage book in the third quarter and £2.4 billion of organic growth. Financial assets at fair value through profit or loss increased £8,424 million compared to the year-end to £166,953 million with increases in policyholder investments reflecting both market gains and the acquisition of Zurich’s UK workplace pensions and savings business. Other assets were £22,248 million higher at £61,865 million from £39,617 million at 31 December 2018 and included an increase in assets arising from reinsurance contracts held of £14,827 million, increases in settlement balances of £4,341 million and a £1,345 million increase in property, plant and equipment and other intangible assets as the Group recognised a right-of-use asset of £1,716 million upon the adoption of IFRS 16 on 1 January 2019.

The Group’s total liabilities as at 30 September 2019 were £810,416 million, up £63,017 million from £747,399 million at 31 December 2018. Customer deposits of £420,916 million increased £2,850 million compared to the year-end with growth in retail current accounts and commercial deposits being partly offset by reductions in wealth and retail savings. Debt securities in issue increased £12,368 million to £103,536 million at the period end compared to £91,168 million at 31 December 2018 as the Group diversified funding sources. Liabilities arising from insurance and investment contracts were £34,091 million higher than at 31 December 2018 at £146,818 million reflecting both a £22 billion increase as part of the Zurich UK workplace pensions and savings business acquisition and £12 billion underlying increase as related policyholder assets performed well in 2019. Other liabilities grew by £7,000 million to £32,542 million and included increases in settlement balances of £3,701 million and the recognition of a £1,813 million lease liability as the Group adopted IFRS 16.

Total equity of the Group decreased to £48,127 million from £50,199 million at 31 December 2018 as dividends and distributions on other equity instruments, the impact of the Group’s share buyback programme and the redemption of other equity instruments offset total comprehensive income for the period of £2,566 million. In September 2019 the Group announced the cancellation of the remaining c. £650 million of the 2019 share buyback programme. In addition the Group recently received notification from the UK Prudential Regulation Authority (PRA) that its Pillar 2A capital requirement has reduced from c.2.7 per cent to c.2.6 per cent of common equity tier 1 capital.

The Group’s common equity tier 1 capital ratio reduced to 13.5 per cent (31 December 2018: 14.6 per cent), partly reflecting reductions in shareholders’ equity. The tier 1 capital ratio reduced to 16.3 per cent (31 December 2018: 18.2 per cent), reflecting the reduction in common equity and a net redemption of tier 1 capital instruments, and the total capital ratio reduced to 21.4 per cent (31 December 2018: 22.9 per cent).

Risk-weighted assets increased by £2,704 million, or 1 per cent, to £209,070 million at 30 September 2019, compared to £206,366 million at 31 December 2018, driven primarily by the implementation of IFRS 16, mortgage model updates and the acquisition of the Tesco mortgage portfolio, offset in part through further optimisation of the Commercial Banking portfolio.

The Group’s UK leverage ratio reduced to 4.9 per cent (31 December 2018: 5.5 per cent).

Outlook

In the first nine months of 2019 the Group made strategic progress and delivered a solid financial performance in a challenging environment. The Group will maintain its prudent approach to growth and risk whilst continuing to focus on reducing costs and investing in the business. Although continued economic uncertainty could further impact the outlook, the Group remains well placed to support its customers and continue to help Britain prosper.

CONSOLIDATED INCOME STATEMENT

	Nine months		Nine months
	ended		ended
	30 Sept		30 Sept
	2019		2018[1]
	£m		£m
	(unaudited)		(unaudited)

Net interest income	7,425		9,138
Other income	26,367		13,031
Total income	33,792		22,169
Insurance claims	(20,014)		(7,861)
Total income, net of insurance claims	13,778		14,308
Total operating expenses	(9,881)		(8,638)
Trading surplus	3,897		5,670
Impairment	(950)		(736)
Profit before tax	2,947		4,934
Taxation	(960)		(1,194)
Profit for the period	1,987		3,740

Profit attributable to ordinary shareholders	1,572		3,348
Profit attributable to other equity holders	361		309
Profit attributable to equity holders	1,933		3,657
Profit attributable to non-controlling interests	54		83
Profit for the period	1,987		3,740

Earnings per share	2.2	p	4.7	p

[1]	Restated. See basis of presentation.

CONSOLIDATED BALANCE SHEET

	At 30 Sept	At 31 Dec
	2019	2018
	£m1	£m
	(unaudited)	(audited)
Assets
Cash and balances at central banks	52,790	54,663
Financial assets at fair value through profit or loss	166,953	158,529
Derivative financial instruments	30,639	23,595
Financial assets at amortised cost	518,993	496,379
Financial assets at fair value through other comprehensive income	27,303	24,815
Other assets	61,865	39,617
Total assets	858,543	797,598

Liabilities
Deposits from banks	33,131	30,320
Customer deposits	420,916	418,066
Financial liabilities at fair value through profit or loss	26,441	30,547
Derivative financial instruments	28,617	21,373
Debt securities in issue	103,536	91,168
Liabilities arising from insurance and investment contracts	146,818	112,727
Subordinated liabilities	18,415	17,656
Other liabilities	32,542	25,542
Total liabilities	810,416	747,399

Shareholders’ equity	42,530	43,434
Other equity interests	5,406	6,491
Non-controlling interests	191	274
Total equity	48,127	50,199
Total equity and liabilities	858,543	797,598

[1]	Reflects adoption of IFRS 16. See basis of presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ W Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	31 October 2019